UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30376 / February 4, 2013

_____

In the Matter of	:
	:
Credit Suisse Opportunity Funds	:
Credit Suisse Commodity Strategy Funds	:
Credit Suisse High Yield Bond Fund	:
Credit Suisse Asset Management Income Fund, Inc.	:
Credit Suisse Asset Management, LLC	:
Credit Suisse Securities (USA) LLC	:
One Madison Avenue	:
New York, NY 10010	:
	:
(812-14015)	:
	:

_____

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE
ACT AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT

Credit Suisse Opportunity Funds, Credit Suisse Commodity Strategy Funds, Credit Suisse
High Yield Bond Fund, Credit Suisse Asset Management Income Fund, Inc., Credit Suisse
Asset Management, LLC, and Credit Suisse Securities (USA) LLC filed an application on
March 15, 2012, and amendments to the application on August 23, 2012, December 14,
2012, January 3, 2013, and January 4, 2013, requesting an order under section 12(d)(1)(J)
of the Investment Company Act of 1940 (the "Act") granting an exemption from sections
12(d)(1)(A) and (B) of the Act and under sections 6(c) and 17(b) of the Act granting an
exemption from section 17(a) of the Act. The order would permit certain registered
closed-end management investment companies to acquire shares of registered open-end
management investment companies that are within the same group of investment
companies.

On January 7, 2013, a notice of the filing of the application was issued (Investment
Company Act Release No. 30342). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act from section 17(a) of the Act by Credit Suisse Opportunity Funds, et al., (File No. 812-14015) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary